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                                                                       EXHIBIT 6



                              February 22, 1996


Board of Directors
John Hancock Variable Life Insurance Company

Members of the Board:

This opinion is furnished in connection with the filing of this Post-Effective Amendment to the Registration Statement on Form S-6 by John Hancock Variable Life Insurance Company (JHVLICO) under the Securities Act of 1933, as amended, with respect to the scheduled premium variable life insurance policy under which amounts will be allocated by JHVLICO to one or more of the subaccounts of John Hancock Variable Life Account V ("Account"). The scheduled premium policy is described in the prospectus included in the amended Registration Statement.

The policy form was prepared under my direction, and I am familiar with the amended Registration Statement and exhibits thereto. In my opinion:

1. Except to the extent that exemptive relief has been obtained, the "sales load", as defined in paragraph (c) (4) of Rule 6(e)-2 under the Investment Company Act of 1940, will not exceed 9 per centum of the payments to be made thereon during the period equal to the lesser of 20 years or the anticipated life expectancy of the insured named in the policy based on the 1980 Commissioners Standard Ordinary Mortality Tables. Such sales load during the first two policy years will not exceed 30 per centum of payments made for the first policy year plus 10 per centum of payments made for the second policy year.

2. Except to the extent that exemptive relief has been obtained, the proportionate amount of sales load deducted from any payment during the policy period will not exceed the proportionate amount deducted from any prior payment during the policy period.
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3.    The illustrations of death benefit, account value, surrender value, and accumulated premiums shown in the appendix of the scheduled premium prospectus included in the amended Registration Statement, based on the assumptions stated in the illustrations, are consistent with the provisions of the policy. The policies have not been designed so as to make the relationship between premiums and benefits, as shown in the illustrations, appear disproportionately more favorable to a prospective purchaser of a policy for a standard risk nonsmoker male age 35, than to prospective purchasers of policies for a male at other ages or in another risk classification or for a female nor have the particular examples set forth in the illustrations been selected for the purpose of making this relationship more favorable.

4. The charge for federal taxes that is imposed under the policy is reasonable in relation to JHVLICO's increased tax burden under Section 848 of the Internal Revenue Code of 1986, resulting from JHVLICO's receipt of such premiums. The cost to JHVLICO of capital used to satisfy its increased tax burden under Section 848 is, in essence, JHVLICO's targeted rate of return. The targeted rate of return is reasonable and the factors taken into account by JHVLICO in determining such targeted rate of return are appropriate factors to consider.

I hereby consent to the filing of this opinion as an exhibit to the amended Registration Statement and to the use of my name relating to actuarial matters under the heading "Experts" in the prospectus.



                              /s/ Randi M. Sterrn
                              -------------------
                              Randi M. Sterrn FSA
                              Senior Associate Actuary